EXHIBIT 1

January 7, 2004

FOR IMMEDIATE RELEASE

TSX:       ERF.UN

NYSE:     ERF

ENERPLUS SUCCESSFUL IN ACQUISITION OF ICE ENERGY

Enerplus Resources Fund (“Enerplus”) is pleased to announce that approximately 98.8% of the issued and outstanding common shares of Ice Energy Limited (“Ice Energy”), exclusive of the units previously owned by Enerplus, have been validly deposited in accordance with the terms of Enerplus’ offer dated November 17, 2003. All conditions to the offer have been satisfied or waived and Enerplus has taken up and paid for all of the Ice Energy shares which were validly tendered in accordance with the terms of the offer by providing notice and the necessary consideration to CIBC Mellon Trust Company, the Depositary under the offer. The total consideration paid by Enerplus for Ice Energy was CDN$123 million plus assumed debt and working capital adjustments.

Enerplus will proceed to acquire all the remaining common shares of Ice Energy pursuant to the compulsory acquisition provisions of the applicable legislation.

The Ice Energy assets will provide Enerplus with a new core shallow gas area in the rapidly developing Shackleton region of western Saskatchewan as well as a commercial coal bed methane development project in central Alberta.  Current daily production from the Ice Energy assets is currently in excess of 2,300 BOE per day, slightly ahead of the 2,200 BOE per day production volumes that were anticipated in the November 17, 2003 announcement.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2001 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update